UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1 )*


                         TIS Mortgage Investment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   8725-27-10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    James G. Lewis, Esq., Third Capital, LLC, Ninth Floor, 314 Church Street,
                   Nashville, Tennessee 37201, (615) 255-3199
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 8725-27-10


                                  SCHEDULE 13D

-------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Third Capital, LLC
-------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [X]

           (b)  [ ]
-------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
-------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [  ]
-------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
-------------------------------------------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          None
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                       -----------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                               760,000 (see Items 3 and 5)
                                       -----------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               760,000 (see Items 3 and 5)
                                       -----------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           760,000 (see Items 3 and 5)
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]
--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.38% (see item 5)
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------------------------------------------

                                  Page 2 of 8

CUSIP No. 8725-27-10

                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Christopher L. Jarratt
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
--------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [  ]
--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
--------------------------------------------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          20,000
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                       -----------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                               None
                                       -----------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               20,000
                                       -----------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           20,000
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]
--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.25%
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------------------------------------------

                                  Page 3 of 8

CUSIP No. 8725-27-10


                                  SCHEDULE 13D

--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           James G. Lewis
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)  [  X  ]

           (b)  [     ]
--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
--------------------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)
           [    ]
--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Tennessee
--------------------------------------------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES                          12,000
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH
                                       -----------------------------------------------------------------------------
                                         8     SHARED VOTING POWER

                                               None
                                       -----------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               12,000
                                       -----------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               None
--------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,000
--------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           [---]
--------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.15% (see item 5)
--------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------------------------------------------

CUSIP No. 8725-27-10


        This Amendment No.1 to Schedule 13D is filed on behalf of Third Capital, LLC, a Tennessee limited liability company ("Third Capital"), Christopher L. Jarratt ("Jarratt") and James G. Lewis ("Lewis"), for the purpose of reporting the following amendment and supplement to Item 4 by Third Capital, Jarratt and Lewis regarding TIS Mortgage Investment Company, a Maryland corporation ("TIS" or the "Company").

Item 4. Purpose of Transaction.
        ----------------------

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

     On April 22, 1998, Jarratt sent a letter to Lorraine O. Legg, President of TIS, demanding that the Directors of TIS call and schedule an annual meeting of the shareholders of TIS as soon as possible. The last annual meeting was held on May 29, 1997, and no election of directors has taken place since that date. As set forth in the letter, Section 1.1 of the By-laws of TIS requires that an annual meeting of shareholders take place within the month of May each year. As of the date of this filing, Jarratt has received no response to his demand. A copy of Jarratt's April 22, 1998 letter is attached hereto as Exhibit 7.4 and is hereby incorporated by reference.

     Also, on April 22, 1998, Third Capital, Jarratt and Lewis (collectively, the "Investors") sent a letter to the Board of Directors of TIS repeating the demand in Jarratt's letter to Ms. Legg that an annual meeting of shareholders of TIS be called. The letter reminded the Board that the company's shareholders ousted Ms. Legg as Chairman and a Director of TIS at last year's annual shareholders meeting by an overwhelming vote of 77% to 23%. This vote was against Ms. Legg and in favor of individuals comprising the Totally Ignored Shareholders' Committee, including Messrs. Jarratt, and Lewis. In ignoring this shareholder vote, and immediately appointing Ms. Legg as a director and electing to continue her position as President of TIS, the Investors believe that the TIS Board of Directors has shown a blatant disregard for the wishes of the shareholders and has wasted corporate assets.

     In addition to the By-law requirement for shareholder annual meetings, the Investors stated 3 reasons why the Board should immediately call a meeting:

/bullet/ TIS is not in compliance with the NYSE continued listing requirements and is in jeopardy of losing its NYSE listing unless new management develops a strategic plan acceptable to the NYSE that will bring TIS into compliance with NYSE requirements. Management has shown an unwillingness to develop such a plan. Further, TIS, in a violation of its disclosure requirements, failed to inform its shareholders, on a timely basis, of the potential loss of the NYSE listing.

/bullet/ TIS' general and administrative expenses, which increased again to $1,443,000 in 1997, are much too high for a real estate company having a book value of only $10,629,000; TIS needs to take immediate action to reduce these expenses before TIS becomes insolvent.

CUSIP No. 8725-27-10



/bullet/ The Investors have been contacted by stockholders, which, when combined with the Investors' stock ownership and voting rights, constitute over 35% of TIS' outstanding stock. Such stockholders have expressed a desire to hold the annual meeting immediately and have indicated they would like to vote in favor individuals selected by the Investors to fill the three (3) Class I directorships to be elected at the May annual meeting.

     The letter concluded that if the Board does not call for the annual meeting of shareholders before May 1, 1998, the Investors will have no choice but to take all action legally available to the Investors to protect the shareholders' interest and prevent the further waste of corporate assets. A copy of the Investor's April 22, 1998, letter is attached hereto as Exhibit 7.3 and is hereby incorporated by reference.

CUSIP No. 8725-27-10

       Copies of such correspondence are attached hereto and incorporated herein as Exhibits 7.3 and 7.4.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

       Exhibit 7.3    Correspondence to Directors dated April 22, 1998

       Exhibit 7.4 Correspondence to Lorraine O. Legg from Jarratt dated April 22, 1998, demanding an annual meeting of shareholders be called and scheduled

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the

CUSIP No. 8725-27-10



information set forth in this statement is true, complete and correct.



Dated: April 23, 1998                       THIRD CAPITAL, LLC


                                            By: /s/ C. L. Jarratt
                                                --------------------------------
                                                C. L. Jarratt,  Chief Manager